Mail Stop 3720

September 27, 2007

Via U.S. Mail

Mr. Fushen Li
Chief Financial Officer
China Netcom Group Corporation (Hong Kong) Limited
No. 21, Financial Street
Xicheng District
Beijing, 100032
The People's Republic of China

      RE: **China Netcom Group Corporation (Hong Kong) Limited**
                  Form 20-F for the Year ended December 31, 2006
                  Filed May 31, 2007
                  File No. 001-32332

Dear Mr. Li:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director